SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

06010511

BY MAIL

January 13, 2006

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of December 2005.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Horna
Corporate Secretary

dlw 1/30

SUPERIOR Diamonds Inc.

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News *Release*

SUPERIOR DIAMONDS PROPOSES A $293,000 FINANCING

Not for Distribution to U.S. News Wire Services
or for Dissemination in the United States

December 29, 2005

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** announced today that it proposes to sell by way of a non-brokered private placement up to 650,000 units at $0.45 per unit. Each unit will consist of one flow-through common share and one-half of a non flow-through common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share at $0.60 within 24 months after closing.

Gross proceeds of up to $293,000, to be released to Superior Diamonds upon receipt of regulatory approval and closing, will be used for ongoing exploration and development on Superior Diamonds' projects in Québec.

If insiders of the Company participate in the offering, which participation will be subject to the approval of independent directors of the Company, it will be on the same terms as arm's length investors, and shareholdings of insiders in the Company will increase as a result of any such participation.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Superior Diamonds has been exploring in Québec for the last three years in the Ville Marie and the Desmaraisville regions. Superior Diamonds Inc. is owned 19% by Southwestern Resources Corp.

Forward-Looking Statement
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

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For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

Thomas F. Morris, VP Exploration
Superior Diamonds Inc.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

SUPERIOR Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

News Release

SUPERIOR DIAMONDS CLOSES CDN $292,500 FINANCING

December . 2005

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** announced today that the private placement disclosed on December 29, 2005 has closed, raising gross proceeds of Cdn $292,500 through the sale of 650,000 flow through units at Cdn$0.45 per unit.

Each unit consisted of one flow-through share and one-half of one share purchase warrant. One whole share purchase warrant entitles the holder to buy one common share for Cdn$0.60 within two years after closing. Superior Diamonds will use the gross proceeds from this private placement for ongoing exploration and development on projects in Québec. The subscribers were the Northern Precious Metals 2005 Limited Partnership of Québec and two insiders of Superior Diamonds.

The independent directors of Superior Diamonds approved the participation by insiders of the Company in the private placement on the same terms as the arm's length investor, and shareholdings of those insiders increased after such participation. One insider purchased 35,000 flow through units. John G. Paterson, the president of Superior Diamonds, purchased 250,000 flow through units. He has acquired the units for investment purposes and has no current intention to increase the beneficial ownership, control or direction of Superior Diamonds.

As a result of the completion of the private placement, Mr. Paterson now holds an aggregate of 3,573,262 shares, options to purchase an additional 600,000 shares and warrants to purchase an additional 336,111 warrant shares in the capital of Superior Diamonds. If Mr. Paterson were to exercise all of the options and warrants held by him, he would hold an aggregate of 4,509,373 shares, representing 12.77% of the outstanding shares of Superior Diamonds. Excluding the options and warrants, Mr. Paterson currently holds 10.39% of the outstanding shares of Superior Diamonds. A copy of the early warning report filed pursuant to the applicable securities legislation is available online at www.sedar.com under Superior Diamonds' profile.

The participation by insiders in the private placement is considered to be a "related party transaction" as defined under Ontario Securities Commission Rule 61-501 (the "Rule"). The transaction is exempt from the formal valuation and minority shareholder approval requirements of the Rule as neither the fair market value of the securities being issued nor the consideration being paid exceeds 25% of Superior's market capitalization.

Superior Diamonds has been exploring in Québec for the last three years in the Ville Marie and the Desmaraisville regions. Superior Diamonds Inc. is owned 19% by Southwestern Resources Corp.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof

based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:
John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667 / Fax (604) 688-5175
E-mail: info@superiordiamonds.ca
www.superiordiamonds.ca